EXHIBIT 16.2

May 1, 2024

By electronic mail

TO: KPMG Certified Auditors S.A.

44 Syngrou Avenue

117 42 Athens, Greece

Dear KPMG Certified Auditors S.A.,

The Board of Directors of Cosmos Health Inc. ("Cosmos" or the "Company") and its Audit Committee have reviewed your letter dated April 29, 2024, which was provided to the Company for purposes of being filed as Exhibit 16.1 to the Amendment of the Company's Current Report on Form 8-K filed on April 26, 2024, by which the Company announced your dismissal as Company's independent auditors.

The Company believes that the statements you make in your letter are conflicting with the facts of your engagement history, your involvement in and contemporaneous awareness of the transaction at issue. Therefore, with this letter the Company strongly objects to said statements contained in your April 29, 2024 letter.

As you are aware, throughout the course of the audit, especially when it became apparent to the Company that KPMG would not timely complete the audit, the Company began to inquire of KPMG as to the timing and remaining steps necessary to complete the audit.

Unfortunately, the failure to timely complete the Company's audit has caused the Company to miss its March 31, 2024 deadline (and, subsequently the extended deadline of April 15, 2024) to file Form 10-K and the Company has since received a letter from NASDAQ that could lead to a delisting if not cured. Only on March 21, 2024, just ten (10) days before the initial deadline to file Form 10-K, did KPMG provide a briefing of outstanding issues in order to complete the Company's audit.

On April 10, 2024 (five (5) days before the extended deadline to file Form 10-K), KPMG met with the Chairman of the Company's Audit Committee and informed him that an inventory count at a third-party consignment vendor in its presence was necessary to confirm the validity and/or accuracy of the related transaction between the Company and such third-party and that, in the interim, all further audit work had been suspended. The Company’s Audit Committee immediately responded and brought this requirement to the Company’s attention, requesting an inventory count to be arranged and the Audit Committee to be informed by April 22, 2024.

On April 12, 2024, April 14, 2024 and April 22, 2024, the Company inquired of KPMG as to the timing and remaining steps necessary to complete the audit. The Company never heard back from KPMG as to the timing or remaining steps. On April 22, 2024, upon receiving such information from the Company, the Audit Committee Chair informed KPMG that an independent inventory count at a third-party consignment vendor would take place on April 30, 2024. Additionally, on April 23, 2024, the Audit Committee asked KPMG if KPMG was in possession of any additional information which gave KPMG concerns over the inventory and the related transaction. To date, KPMG has not provided the Company with any such documentation and assured at the time that “should additional information worthy of your (the Audit Committee’s) attention be available we will share it with you”.

Again, as KPMG informed the Company’s Audit Committee on April 10, 2024 that all audit work was suspended and as the Company was facing certain filing deadlines, on April 26, 2024 the Company terminated KPMG.

Contrary to KPMG's claims contained in the April 29, 2024 letter, the Audit Committee informed the Board of Directors that KPMG never informed the Audit Committee that "an illegal act may have occurred". Instead, KPMG's comments initially referred to concerns over the inventory count and the related transaction and your request to investigate the transaction if the inventory count was not taken or it was not satisfactory; and subsequently, in addition to the inventory count, that the recording of the transaction on the books and records of the Company may possibly have been inaccurate.

The Company has taken prompt actions in regard to such inquiry and, on April 30, 2024, the independent inventory count was conducted. The count substantiated the inventory in question.

On April 30, 2024, the Company engaged RBSM LLP as its new auditors and has also informed RBSM of all of KPMG's concerns.

In light of KPMG's audit role and the regular updates and communications between KPMG and the Company, the Company views your letter as factually inaccurate.

/s/ Grigorios Siokas
Grigorios Siokas, Chief Executive Officer
Cosmos Health Inc.

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